Item 77C

Transamerica Income Shares, Inc. (the “Fund”)

RESULTS OF SHAREHOLDER PROXY (unaudited)

Section 270.30e-1 under the Investment Company Act of 1940, as amended, titled “Reports to Stockholders of Management Companies,” requires regulated investment companies to report on all subject matters put to the vote of shareholders and provide final results. Accordingly, the Board of Directors of the Fund solicited a vote by the shareholders for the following items.

At the annual meeting of shareholders held on July 12, 2007, the results of Proposal 1 were as follows:

Proposal 1: To elect ten Directors to the Board of Directors

	For	Withheld
Peter R. Brown	5,214,993.079	127,157.578
Daniel Calabria	5,220,512.308	121,638.349
John K. Carter	5,219,474.055	122,676.602
Janice B. Case	5,221,919.009	120,231.648
Charles C. Harris	5,215,700.457	126,450.200
Leo J. Hill	5,222,802.009	119,348.648
Russell A. Kimball, Jr.	5,222,434.009	119,716.648
Norm R. Nielsen	5,217,647.677	124,502.980
William W. Short, Jr.	5,219,984.860	122,165.797
John W. Waechter	5,229.802.055	112,348.602

At a special meeting of shareholders held on October 30, 2007, the results of Proposal 1 were as follows:

Proposal 1: To elect a new Board of Directors

	For	Withheld
John K. Carter	5,692,660.969	108,120.697
Leo J. Hill	5,694,513.063	106,268.603
Joyce Galpern Norden	5,691,758.097	109,023.569
Neal M. Jewell	5,689,906.364	110,875.302
Russell A. Kimball, Jr.	5,694,313.063	106,468.603
Eugene M. Mannella	5,692,233.097	108,548.569
Norm R. Nielsen	5,694,313.063	106,468.603
Patricia L. Sawyer	5,691,958.097	108,823.569
John W. Waechter	5,695,113.063	105,668.603

        C:\Documents and Settings\mtpenick\Local Settings\Temporary Internet Files\OLKD4\Item 77C-9-30-07.doc